Metropolitan Law Corporation

[Company No. 201109833C]

Advocates & Solicitors

Our Ref: MLC/0002/2014/ks

Date: 30 January 2014

The Board of Director and Shareholders of
E-World USA Holding, Inc.
9950 Flair Drive #308
El Monte, CA91731, USA

Attention: Messrs/Wang Ding Hua & Shun Pooi Lam

Dear Sirs,

LEGAL OPINION ON THE LEGALITY OF THE CURRENT MARKETING ACTIVITIES AND MODEL OF E-WORLD USA HOLDING, INC UNDER SINGAPORE'S MULTI-LEVEL MARKETING AND PYRAMID SELLING (EXCLUDED SCHEMES & ARRANGEMENT) ORDER 2000

1. We are a law corporation based in the Republic of Singapore practising Singapore Law. We are duly registered with the Law Society of Singapore. The provision of legal services and conduct of lawyers in Singapore is governed by the provisions of the Legal Profession Act of the Republic of Singapore.

2. We have been approached and instructed by Wang Ding Hua, President of E-World USA Holding Inc ("E-World") through Mr. Shun Pooi Lam, who is a director of E-World to render a written legal opinion on the legality of the current marketing activity and marketing model adopted by E-World described in paragraph 6 below (hereinafter referred to as "the Described activity") under the provisions of the Multi-Level Marketing & Pyramid Selling (Prohibition) Act ("The Act") [1]and the subsidiary legislation known as Multi-Level Marketing and Pyramid Selling (Excluded Schemes & Arrangement) Order 2000("The Exclusion Order"). We have been instructed that the present request for a legal opinion arose following a query by the US Securities and Exchange Commission ("SEC") arising from E-World's filing of a Form S-1 with the SEC to secure a qualification for its securities to trade on the U.S. OTC Markets.

[1] Chapter 190 of Statutes of Singapore Revised Edition 2000

3. We have been instructed that E-World was founded in 2007 and is based in El Monte, California and it is in the business of developing and selling Health & Nutritional supplements as well as Personal Care products through its website by means of a network of Direct Sales Associates or "DSA's." Although E-World has a network of DSA's, it is its policy that DSA's should purchase their products strictly for personal use rather than to resell or to distribute its products. Notwithstanding this primary direct selling structure, all purchases are made directly on its website.

4. We have been advised that the primary business purpose of having DSA's is for these DSA's to refer new members or new customers to E-World's website and for these new members or customers to then purchase products directly from E-World for their own personal use. E-World currently has sales associates located in various jurisdictions including China, The United States, Singapore, Canada, Malaysia, Taiwan and Hong Kong.

5. We are instructed that all products are shipped directly to the customer by E-World from the USA. The products are never sent to a DSA for him or her to then distribute to the end-user customer. We have also been advised that E-World does not maintain physical location offices by way of stores and administrative offices and neither does it undertake any actions physically in foreign countries where its DSA's are located. E-World, we have been advised, does not actively promote its direct selling business model nor does it hold any training seminar or any such related activities physically in foreign countries.

6. For the purposes of this opinion , "Described activity" is defined as:-

> "A consumer becomes a member by completing an application under the sponsorship of an existing member. The new member then becomes part of the sponsorship member's 'down-line' member. By referring new member to purchase our products, the existing member is rewarded by our bonus plan system. The new down-line member may also sponsor new member, creating an additional level in their network, but also forming a part of the same down-line as the original sponsoring member. For example, a certain percentage of the total purchase price is paid, as bonus, to the sponsoring members as well as the sponsoring member's original sponsor when sponsoring member refer a new member to purchase products. This reward system continues for each additional member."

7. Mr. Shun has elaborated further on the E-World's business model and modus operandi as follows:-

    a) E-World which distributes and sells product worldwide does not require its members to make any purchases in order to become members . However, existing members who desire to retain their membership status may be required to purchase 100 BV products equivalent to the value of approximately US $130 in the course of any given 12 calendar months;

    b) There is absolutely no prohibition for anyone to join or purchase the product online on E-World's website. Anyone interested can join in as a member by signing up through a free online account without the need to make any purchase. The membership account allows members to purchase product offered to all members who have an account with the company;

    c) Members who choose to participate in the bonus programs can do so by sponsoring/ recruiting new member who then becomes his "down-line member". However, members are not compensated through recruitment or sponsorship of new down-line member. E-World does not compensate any bonus to its existing members for the recruitment or sponsorship of new down-line member. E-World funds the bonus program on its own without affecting member's financial interest in any manner whatsoever.

    d) Bonus compensations are earned through purchase of products for personal consumption or sale or purchases made by down-line member. In brief, any benefit received by members under the bonus plan system are a direct result of the sale of E-World's products but not a result of the recruitment of new down-line members by its existing member.

8. Based on the above instructions and advise, we opine as follows in relation to the Described Activity as defined in paragraph 6 hereof. Within the context of Singapore law as follows:-

    a) The starting point for anyone looking into the legality of any multi-level marketing (MLM) activity in Singapore is the Multi-level Marketing and Pyramid Selling (Prohibition) Act. The Act is administered by the Ministry of Trade and Industry ("MTI"). This Act[2] was originally passed in 1973. The Act was subsequently amended sometime in the year 2000 which amendment sought to widen the definition of pyramid selling to catch all business schemes that were multi-level in nature. Soon thereafter the MTI recognised that such a blanket "catch-all" piece of legislation may stifle genuine entrepreneurship as not every multi-level marketing scheme was undesirable. This is when the MTI introduced the Multi-Level Marketing and Pyramid Selling (Excluded Schemes and Arrangements) Order.

[2] Hansard Report of the Singapore Parliament dated the 28 August 1973 between column 1284 and 1290

b) What the Exclusion Order sought to do was to selectively exempt or exclude certain recognised businesses from the applicability of the Act. Insurance companies, master franchises, and direct selling companies which fulfilled certain criteria were excluded from the provisions of the Act.[3]

9. Specifically the Exclusion Order exempts the following categories of MLM schemes and activities:-

a) Registered, approved or licensed insurance business under the Insurance Act (Cap.142), the Insurance Intermediaries Act 1999 (Act 31 of 1999);

b) Master franchise schemes and direct selling schemes which satisfy the following salient conditions:-

i. a person participating shall not be required to provide any benefit or acquire any commodity in order to participate in the scheme or arrangement other than the purchase sale demonstration equipment or materials at cost which are not or resale for which no commission, bonus would accrue;

ii. the benefit received by any promoter or participant is as a result of sale, lease, license or other distribution of a commodity or as a result of the performance of one or more of its participant in relation to the sale, lease, license or distribution of a commodity to another person and it is not as a result of the introduction or recruitment of additional participants;

iii. the promoter shall not make any representation to any person on the benefit of the scheme or arrangement other than those specified in (ii);

iv. the promoter shall not and shall take reasonable steps to ensure that the participants in the scheme and arrangement do not

(aa) knowing made or permit to be made any misleading or false representation

(bb) or knowingly omit any material particular

(cc) knowingly engage or by conduct mislead as to any material particular either in respect of the scheme or arrangement or its commodity;

(dd) there should be a clearly stated full-refund or buy-back guarantee within 60 days that is exercisable by every participant on reasonable commercial terms.

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[3] FAQs on Multi-level Marketing and Pyramid Selling published by the Ministry of Trade & Industry , Singapore dated the 16 October 2007 and updated in the 1st June 2012

10. In considering whether E-World's Described activity falls foul of the Act or does not qualify to be excluded under the Exclusion Order, we have taken into account certain fundamental factors including E-Worlds's representation that there is absolutely no compulsion for member to purchase any goods in order to qualify for membership, membership was absolutely free, that the benefits come from selling the product and not from the introduction or recruitment of new members, that E-World does not conduct any marketing seminars or courses nor does it require members to invest in any marketing tools or aids, that there is in place a money back returned goods policy made known to its members and that the goods offered to its members were such goods that members would ordinarily consume or use and the price of these goods were relatively in exorbitant. We have also been advised that the bonus programme is funded directly by E-World.[4]

OUR OPINION

11. Subject to practical compliance with the conditions stated in paragraph 9 (b) above, it is our opinion that the "Described activity" in paragraph 6 hereof appears to Conform with the criteria set out in Section 2 (c) of the Pyramid Selling (Excluded Schemes & Arrangement) Order 2000 and as such, for all intents and purposes we are of the view that based on the instructions given and representations made by E-World to us, that the Described Activity as well as the marketing model adopted by E-World are both lawful under the laws of the Republic of Singapore.

OUR CONSENT

12. We hereby also consent to the discussion of this Opinion in the Prospectus, the reproduction of this opinion as an exhibit to the Registration Statement and to being named as "Experts"in the "Interests of Named Experts" section of the Registration Statement.

Yours faithfully

Mr Devadas Naidu
Director
Metropolitan Law Corporation

[4] See Tan Un Tian v Public Prosecutor [1994] 3 SLR 33